FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Material fact dated May 30, 2012

MATERIAL FACT

In connection with the sale of Banco Santander Colombia and its other subsidiaries in that country announced on 6 December 2011, Santander Group reports that it has agreed with the buyer, the Chilean group Corpbanca, that the sale will be carried out in two phases.

The first phase, consisting in the sale of the 51% of the issued shares in Banco Santander Colombia S.A. and Santander Investment Trust Colombia S.A., has been completed today for a total price of 624 million US dollars (approximately 497 million euros).

It is expected that the second phase of the transaction, consisting in the sale of the rest of the Group’s shares in the referred subsidiaries and of the other Group subsidiaries in Colombia, will be completed by 30 June 2012 once Corpbanca has completed the already started capital increase with which it intends to partially finance the transaction and the corresponding regulatory approvals for this second phase have been obtained.

The transaction as a whole generates a capital gain for the Santander Group of approximately 615 million euros, which has been recorded in the first half of 2012 as a consequence of the loss of control in the referred subsidiaries that derives from the closing of the first phase of the transaction. As announced on 7 February and 13 May, 2012, this capital gain will allow making provisions amounting to 900 million euros which will be used to partially cover the additional provisioning of real estate assets that must be satisfied by the end of 2012.

Boadilla del Monte (Madrid), 29 May 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 30th, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President